                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2007

                         Commission file number: 0-30394

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The following are included in this Report on Form 6-K:

1. Press release dated August 6, 2007.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-104147 and 333-13806 and on Form S-8, File Nos. 333-121901, 333-12064,
333-88172 and 333-112755.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         METALINK LTD.

Date: August 6, 2007                                     By: /s/ Yuval Ruhama
                                                         --------------------
                                                         Yuval Ruhama
                                                         Chief Financial Officer

Yuval Ruhama                                  Mor Abraham
CFO                                           Marketing Communications Manager
Metalink Ltd.                                 Metalink Ltd.
Tel: 972-9-9605395                            Tel: 972-9-9605406
Fax: 972-9-9605544                            Fax: 972-9-9605544
yuvalr@MTLK.com                               amor@MTLK.com

                  METALINK REPORTS SECOND QUARTER 2007 RESULTS

YAKUM, ISRAEL, AUGUST 6, 2007 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high-performance wireless and wireline broadband communication silicon solutions, today announced results for the second quarter and six month period ended June 30, 2007.

FINANCIAL RESULTS

Revenues for the second quarter of 2007 were $2.5 million, compared to $3.5 million for the second quarter of 2006. All 2007 revenues were derived from the
Company's legacy DSL products. Net loss for the second quarter of 2007 was $5.6 million, or $(0.28) per share, compared to $4.3 million, or $(0.22) per share for the second quarter of 2006. Net loss for the second quarter of 2007 includes stock-based compensation expenses of $0.3 million recorded as a result of the adoption of SFAS 123(R).

For the first six months of 2007, revenues were $4.9 million compared to $6.6 million for the first half of 2006. All 2007 revenues were derived from the
Company's legacy DSL products. Net loss for the first six months of 2007 was
$10.6 million, or $(0.53) per share, compared to a net loss of $8.4 million, or
$(0.43) per share, for the first six months of 2006.

Metalink's cash, cash equivalents, short and long-term investments as of June
30, 2007 were $19.3 million, compared to $24.7 million as of March 31, 2007.

HIGHLIGHTS

o    WLANPLUS awarded the Wi-Fi CERTIFIED 802.11n Draft 2.0 Certification

o    1st production WLANPLUS order received

o    Strong sampling activity with OEMs and ODMs in Taiwan, US, China, Japan,
     Europe and Korea for HD IPTV set-top boxes, HDTV video decoders, residential gateways, Dual-Band Routers, DMAs (Digital Media Adapters), and
     others

o    Collaboration with top-tier partners including recently-announced expanded cooperation with Intel

o    World-class advisory board founded under chairmanship of Armando Geday,
     Former CEO of Globespan and Conexant

o    Addition of top-notch talent to Metalink's sales team

COMMENTS OF MANAGEMENT

Commenting on the quarter, Metalink's Chairman and CEO, Tzvika Shukhman, said,
"We are very pleased with the momentum that we have achieved during the past quarter in our wireless business. Over the past two years, we have succeeded in positioning our WLANPLUS as the wireless home networking industry's best-of-breed chipset. The recent certification process started by the Wi-Fi
Alliance, followed rapidly by the certification of our WLANPLUS chipsets, is a major milestone for the industry and for Metalink. The transition of the market to the 802.11n standard represents a major disruption in the Wi-Fi chipset market. By leveraging on the proven superiority of our technology, the strong partnerships we have established with industry leaders, and the design-in momentum we have established, we expect to become a significant player in this huge market. We are at an inflection point in our business and excited with regards to our short-term and long-term growth prospects."

METALINK'S SECOND QUARTER 2007 CONFERENCE CALL will be broadcast "live" in listen-only mode via its website on Tuesday, August 6, 2007 at 9:00 AM EDT.

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a leading provider of high performance wireless and wireline broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPLUS is a high-throughput, 802.11n-draft-compliant wireless LAN technology optimized for the networked home entertainment environment. Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPLUS enables multi-room networking of multiple high-definition video streams. In addition, Metalink offers a broad range of symmetric DSL and VDSL products used by operators as a cost-effective network upgrade to support triple-play services.

Headquartered in Yakum, Israel, the company has design centers in USA (Atlanta,
GA) and Taiwan, and sales offices in USA (Atlanta, GA), South Korea, Japan,
China and Taiwan. Further information is available at http://www.MTLK.com

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including
Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

                                 (Tables follow)

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                    JUNE 30,             DECEMBER 31,
                                                                  ------------           ------------
                                                                      2007                   2006
                                                                  ------------           ------------
                                                                  (UNAUDITED)
                                                                  ------------
                                                                   (IN THOUSANDS, EXCEPT SHARE DATA)
                                                                  -----------------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                       $      3,917           $      4,775
  Short-term investments                                                 9,389                 18,317
  Trade accounts receivable                                              2,098                  2,025
  Other receivables                                                      1,593                    422
  Prepaid expenses                                                         616                    584
  Inventories                                                            1,836                  3,171
                                                                  ------------           ------------
       Total current assets                                             19,449                 29,294
                                                                  ------------           ------------

LONG-TERM INVESTMENTS                                                    6,036                  5,520
                                                                  ------------           ------------

SEVERANCE PAY FUND                                                       2,065                  1,955
                                                                  ------------           ------------

PROPERTY AND EQUIPMENT, NET                                              3,428                  3,517
                                                                  ============           ============
 Total assets                                                     $     30,978           $     40,286
                                                                  ============           ============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                          $      1,715           $      2,280
  Other payables and accrued expenses                                    4,185                  4,058
                                                                  ------------           ------------
       Total current liabilities                                         5,900                  6,338
                                                                  ------------           ------------

ACCRUED SEVERANCE PAY                                                    3,238                  3,065
                                                                  ------------           ------------

SHAREHOLDERS' EQUITY
  Ordinary shares of NIS 0.1 par value (Authorized -
    50,000,000 shares, issued and outstanding 20,848,039
    and 20,653,826 shares as of June 30, 2007 and
    December 31, 2006, respectively)                                       618                    614
  Additional paid-in capital                                           134,613                133,119
  Accumulated other comprehensive loss                                     (18)                   (52)
  Accumulated deficit                                                 (103,488)               (92,913)
                                                                  ------------           ------------
                                                                        31,725                 40,768
                                                                  ------------           ------------

 Treasury stock, at cost; 898,500 as of
     June 30, 2007 and December 31, 2006                                (9,885)                (9,885)
                                                                  ------------           ------------
 Total shareholders' equity                                             21,840                 30,883
                                                                  ============           ============
 Total liabilities and shareholders' equity                       $     30,978           $     40,286
                                                                  ============           ============

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                      THREE MONTHS ENDED                         SIX MONTHS ENDED
                                                            JUNE 30,                                  JUNE 30,
                                               ---------------------------------         ---------------------------------
                                                   2007                 2006                 2007                 2006
                                               ------------         ------------         ------------         ------------
                                                          (UNAUDITED)                               (UNAUDITED)
                                               ---------------------------------         ---------------------------------
                                                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Revenues                                       $      2,539         $      3,540         $      4,885         $      6,614
Cost of revenues:
Costs and expenses                                    1,312                1,864                2,406                3,333
Royalties to the Government of Israel                    68                  104                  140                  199
                                               ------------         ------------         ------------         ------------
Total cost of revenues                                1,380                1,968                2,546                3,532
                                               ============         ============         ============         ============

GROSS PROFIT                                          1,159                1,572                2,339                3,082
                                               ------------         ------------         ------------         ------------

Operating expenses:
Gross research and development                        5,542                5,253               10,722               10,114
Less - Royalty bearing and other grants                 506                  835                1,090                1,468
                                               ------------         ------------         ------------         ------------
Research and development, net                         5,036                4,418                9,632                8,646
                                               ------------         ------------         ------------         ------------

Selling and marketing                                 1,391                1,267                2,707                2,498
General and administrative                              614                  511                1,145                  972
                                               ------------         ------------         ------------         ------------
Total operating expenses                              7,041                6,196               13,484               12,116
                                               ============         ============         ============         ============

OPERATING LOSS                                       (5,882)              (4,624)             (11,145)              (9,034)

Financial income, net                                   256                  305                  570                  629
                                               ------------         ------------         ------------         ------------

NET LOSS                                       $     (5,626)        $     (4,319)        $    (10,575)        $     (8,405)
                                               ============         ============         ============         ============

Loss per ordinary share:
Basic                                          $      (0.28)        $      (0.22)        $      (0.53)        $      (0.43)
                                               ============         ============         ============         ============

Diluted                                        $      (0.28)        $      (0.22)        $      (0.53)        $      (0.43)
                                               ============         ============         ============         ============

Shares used in computing loss per
ordinary share:
Basic                                            19,916,856           19,608,626           19,864,665           19,571,681
                                               ============         ============         ============         ============

Diluted                                          19,916,856           19,608,626           19,864,665           19,571,681
                                               ============         ============         ============         ============